800 Prime Place, Hauppauge, NY 11788

Phone: 631.231.4600

Fax: 631.231.3075

www.medical-action.com

February 24, 2009

Ms. Andri Boerman

Division of Corporation Finance

Mail Stop 3030

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Medical Action Industries Inc.
Form 10-K for the Year Ended March 31, 2008
Filed June 11, 2008
File No. 000-13251

Dear Ms. Boerman,

The following is our response to the staff’s letter dated February 10, 2009:

Staff Comment

Form 10-K for the Year Ended March 31, 2008

1. Organization and Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 52

1.	We note that your products are shipped primarily to distributors and then distributors resell the products to hospitals. From your disclosure, however, is it is unclear how and when you recognize revenue when you sell your products through distributors. Please explain to us in greater detail about your revenue recognition of your products sold through distributors. In your explanation, please demonstrate how your revenue recognition is meeting each our four criteria described in SAB Topic 13A. Expand your disclosure in future filings to address our concerns.

Response

As disclosed in our filing, the company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the company, the distributor and the hospital; the distributor may be entitled to a rebate. The company deducts all rebates from sales and has a provision for allowances based on historical information for all rebated sales that have not yet been processed including products that may still be in the distributor’s inventory.

800 Prime Place, Hauppauge, NY 11788

Phone: 631.231.4600

Fax: 631.231.3075

www.medical-action.com

The company has entered into sole and multi source agreements with group purchasing organizations (“GPOs”) which represent substantially all hospitals and acute care facilities domiciled in the United States. These agreements obligate the company to supply specified products at agreed upon prices to the members of respective GPOs. In many instances the GPOs specify a distributor(s) from which their members will purchase the company’s products. The company has entered into preferred vendor agreements with national and regional distributors. The distributors that purchase the company’s products may be doing so to satisfy purchases made by members of GPOs under an agreement with the company or for other customers who are not parties under a GPO agreement. Approximately 80% of our sales are to distributors. Sales to Owens and Minor Inc. and Cardinal Health Inc., both of which are distributors, accounted for approximately 37% and 21% of our sales, respectively in the year ended March 31, 2008.

Revenue from the sale of products is recognized when the company meets all of the criteria specified in U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). In the instances of sales to distributors, we believe that the criteria specified in SAB 104 is met at the point of shipment.

The criteria specified in SAB 104 are:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable and

•	Collectability is reasonably assured.

With respect to sales to distributors our assessment of meeting these criteria is as follows:

Persuasive evidence of an arrangement exists

The company does not recognize revenue on products sold to distributors until all elements of the transaction have been deemed to be in accordance with the company’s normal and customary policies and practices. Our policies and practices include the requirement of a purchase order. Unless specified in an agreement between the company and the distributor our terms include amongst other matters, the transfer of ownership at the time of shipment and credit terms of predominately net 30 days from shipment. We maintain agreements with many national and regional distributors. These agreements would contain any modifications from our normal policies and practices if in fact such modifications exist. Such modifications may include extended payment terms, specifying that the company is responsible for freight costs or special delivery requirements. We maintain policies, procedures, and internal controls to provide reasonable assurance that sales transactions are properly accounted for in accordance with generally accepted accounting principals and are in compliance with SAB 104.

Distributors do have the right to return products subject to certain limitations and restrictions which include authorization by the company, restocking fees of between 10% and 25% and the merchantability of the products returned. While having the right to return products; the distributor is still obligated to pay for the product on specified date; the distributor’s obligation to pay is not contingent upon or deferred until such time that the distributor resells the product; the distributor’s obligation to pay will not be forgiven, or a refund granted, in the event of physical damage or theft of the product; the distributor has economic substance independent of the company; and the company does not have any obligations to the distributor to bring about the resale of the product by the distributor.

800 Prime Place, Hauppauge, NY 11788

Phone: 631.231.4600

Fax: 631.231.3075

www.medical-action.com

Additionally, revenue is not recognized on samples or products provided to distributors for demonstration purposes. The company is not required to repurchase the product at specified prices from distributors. We do not make consignment sales to distributors.

Delivery has occurred or services have been rendered

The company recognizes revenue at the time of shipment of products to distributors. While the company may bear freight costs for shipments, the risk of ownership transfers to distributors when products leave our warehouses. In certain instances we may drop ship product directly from a subcontractor or outside vendor, in these instances revenue is recognized when the drop shipment is received by the distributors.

In addition to our established terms and conditions, the company, i) does not enter into bill and hold agreements with distributors, ii) there are no uncertainties about customer acceptance of product after delivery other than normal and customary incoming inspection testing which may be conducted from time to time, iii) there are no actions, including inconsequential or perfunctory actions, which the company is required to perform after products have been shipped, iv) our products are not subject to contract accounting, v) we do not have licensing agreements with distributors, vi) we do not offer layaway programs or charge up-front fees to distributors and vii) in practice the company and distributors do not require formal sign-off indicating receipt of product from common carriers which deliver our product.

The seller’s price to the buyer is fixed or determinable

Upon the receipt of a purchase order from a distributor and the shipment of products by the company to fulfill the ordered quantities of product the company will invoice the distributor for the products shipped at either a list price or a price which may be set forth in an agreement between the company and the distributor. The company recognizes revenue equal to the amount invoiced to the distributor at the time of shipment, net of rebates.

As noted, the company maintains agreements with many national and regional distributors. These agreements may contain incentive programs or distribution fees. The company records such monies earned by distributors under said incentive programs at the time they become known and payable as a reduction of sales.

Distributors will resell our products to their customers many of which may already have agreements with the company and elect to use the distributor to provide such products rather than purchasing directly from the company. In the event these agreements have pricing which differ from that charged to the distributor the distributor will be entitled to a rebate from the company for the differential in pricing. The company records a reserve for anticipated rebates as a reduction in sales at the time revenue is recognized from the sale of product to the distributor. Our agreements with GPO’s and other purchasing alliances reflect long standing relationships between the company and these organizations. We track order patterns by members of these organizations and have policies and procedures in place which enable us to reasonably quantify the rebates which will be incurred at the time revenue is recognized. We also have retained the services of

800 Prime Place, Hauppauge, NY 11788

Phone: 631.231.4600

Fax: 631.231.3075

www.medical-action.com

an organization which tracks product usage from distributors throughout the industry. This organization is a recognized specialist in data management throughout our industry and provides data which enables us to analyze our sales activity to distributors and distributor’s sales activity to their customers. Such information provides the ability to monitor distributor inventory positions in our products and avoid overstocking by distributors or channel stuffing which may lead to large volumes of returned goods. The company has never experienced any significant quantities of returned goods from distributors nor do we expect such an event to occur.

Collectability is reasonably assured

The company maintains a credit and collections department that performs ongoing credit evaluations on its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. The credit and collections department continuously monitors collections and payments from customers and in the event a determination is made that a customer’s account balance cannot be reasonably be assured of being collected will place scheduled deliveries to such customer on hold. Orders placed on hold will remain on hold until collectability of the receivable can be reasonably assured.

Proposed Disclosure in Future Filings to Address the Staff’s Concerns

Revenue from the sale of products is recognized when the Company meets all of the criteria specified in U.S. Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” These criteria include:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collection of the resulting receivable is reasonably assured.

Customer purchase orders and or sales agreements evidence the Company’s sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Any deviation from this policy requires management review and approval. Trade terms are negotiated on a customer by customer basis and for the majority of the Company’s sales include that title and risk of loss pass from the Company to the customer when the Company ships products from its facilities, which is when revenue is recognized. In instances of shipments made on consignment, revenue is deferred until a customer indicates to the Company that it has used the Company’s products. The Company conducts ongoing credit evaluations of its customers and ship products only to customers that satisfy its credit evaluations. Products are shipped primarily to distributors at an agreed upon list price. Distributors then resell the products primarily to hospitals and depending on agreements between the Company, the distributors and the hospitals, the distributors may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

800 Prime Place, Hauppauge, NY 11788

Phone: 631.231.4600

Fax: 631.231.3075

www.medical-action.com

All customer returns must be pre-approved by the company. The Company does not have any post shipment obligations to customers.

In addition, please be advised that in connection with our responses herein Medical Action Industries Inc. acknowledges that i) it is responsible for the adequacy and accuracy of the disclosure in the filing, ii) staff comments or changes to disclosure in response to staff comments do nor foreclose the Commission from taking any action with respect to the filing and iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require any additional information, please do not hesitate to give me a call.

Sincerely yours,

/s/ Charles L. Kelly, Jr.
Charles L. Kelly, Jr.
Chief Financial Officer